Exhibit 21.1

SUBSIDIARIES OF TENABLE HOLDINGS, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Tenable, Inc.	Delaware
Tenable Network Security Ireland Limited	Ireland
Indegy Ltd.	Israel